Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Vasogen Announces Implementation of Strategic Restructuring Plan

     MISSISSAUGA, ON, April 14 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today announced that it has implemented a strategic restructuring plan to significantly reduce its cash burn rate and focus its efforts on opportunities that the Board and management believe are most likely to provide long-term shareholder value. This plan re-focuses Vasogen's resources on the development of its VP series of drugs while the Company seeks alternatives to fund further development of the Celacade(TM) System, the Company's technology for the treatment of chronic heart failure. As a result of this restructuring, which reduces Vasogen's work force by approximately 85%, the Company expects to have approximately two years of cash resources.
     As previously reported, Vasogen has encountered significant delays with the FDA regarding the design of ACCAIM II, a clinical trial to support an application for U.S. market approval of Celacade for the treatment of patients with NYHA Class II heart failure. Given these delays, Vasogen's current lack of access to capital, and the uncertainty surrounding the FDA's continued
opposition to a relatively small trial utilizing a Bayesian statistical design, the Company has placed on hold plans to fund ACCLAIM II. The Company will, however, continue to work with the FDA towards finalizing the design of
ACCLAIM II, and will evaluate potential strategic alternatives to fund such a study. In addition, subsequent to the recent receipt of a much lower than anticipated revenue forecast for Celacade from its European marketing partner,
Grupo Ferrer, Vasogen plans to discontinue operational and financial support for European commercialization and is exploring alternative strategies with
Ferrer. Ferrer's sales forecast was impacted by the uncertainty surrounding
ACCLAIM II.
     "We cannot financially justify maintaining our existing infrastructure in light of the regulatory challenges facing ACCLAIM II and the revenue forecast received from Ferrer. That said, the science underlying Celacade remains strong and we continue to believe that the rationale for its therapeutic use in the treatment of certain heart failure patients was evident in the subgroup analysis from the ACCLAIM trial. For these reasons, we plan to explore opportunities to support the further development of Celacade in the US and continue working with Ferrer to evaluate alternative strategies to support the commercialization of Celacade in Europe," commented Chris Waddick, President and CEO of Vasogen. "This has been a challenging process, but through the measures announced today we believe that we have a plan that allows us to conserve our financial resources, while executing a strategy focused on rebuilding shareholder value. We are deeply grateful for the contributions of the many talented and dedicated employees whose positions are impacted by this restructuring, and thank them for all their hard work."
     "We have developed significant expertise and intellectual property in the area of immune system modulation to treat inflammatory disorders, with data acquired from numerous preclinical models of human disease. I continue to be very excited by the potential of our VP series of drugs including VP015 and
VP025," commented Dr. Anthony Bolton, Chief Scientific Officer of Vasogen.
"Extensive preclinical research has been conducted with both of these drug candidates and we are impressed with their ability to reduce markers of inflammation and improve outcome measures across a number of experimental models. The understanding of the role of inflammation in a wide range of human diseases continues to grow and treatments that regulate different aspects of inflammation have become a key focus for researchers internationally."
     The Company will incur cash expenditures of approximately $2.6 million during the second quarter related to the restructuring.
     Vasogen has also retained JMP Securities to assist it in exploring other potential strategic alternatives with the goal of enhancing shareholder value.

     About the VP Series of Drugs

     Vasogen's VP series of drug assets are based on synthetic
three-dimensional phospholipid-based structures with specific groups of surface molecules, and are designed to modulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs, is currently being developed for the treatment of neuro-inflammatory disorders. VP015 is an additional product candidate from this new class of drugs, with the potential to treat other inflammatory conditions.
     Many neurological conditions, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease), are associated with an inflammatory response in the nervous system.
     The Company has completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of certain neurodegenerative disorders, including Parkinson's disease, memory loss models, ALS, and retinal inflammation in a model of diabetes.

     About Vasogen

     Vasogen is a biotechnology company engaged in the research and development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of the Celacade(TM) System or our VP Series of drugs including VP015 and
VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 09:31e 14-APR-08